Switchback Energy Acquisition Corporation

5221 N. O’Connor Boulevard, 11th Floor

Irving, TX 75039

June 21, 2019

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Switchback Energy Acquisition Corporation
Draft Registration Statement on Form S-1
Confidentially Submitted on May 24, 2019
CIK No. 0001777393

Ladies and Gentlemen:

Set forth below are the responses of Switchback Energy Acquisition Corporation (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 18, 2019, with respect to the Draft Registration Statement on Form S-1, CIK No. 0001777393, confidentially submitted to the Commission on May 24, 2019 (the “Registration Statement”). Concurrently with the submission of this letter, we are confidentially submitting Draft No. 2 of the Registration Statement (the “Amendment”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment unless otherwise specified.

Draft Registration Statement

Our Company, page 2

1.	We note your disclosure regarding your management team's experience with RSP, and we refer to the fourth paragraph of this section. Please remove this paragraph from the summary section, as it appears to be marketing language and not directly related to the company.

RESPONSE: The Company respectfully advises the Staff that the Company has removed the paragraph from the summary section as requested, but has moved information pertinent to the biographies of the Company’s officers to the description of their backgrounds.

Securities and Exchange Commission

June 21, 2019

Risk Factors, page 28

2.	Please add a risk factor describing the risk that the low acquisition cost of the founder shares creates an economic incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. We note that you have a risk factor on page 48 addressing the separate risk that the founder shares will be worthless if you do not complete an initial business combination.

RESPONSE: The Company respectfully advises the Staff that the Company has added a risk factor on page 48 of the Amendment describing the risk that the low acquisition cost of the founder shares creates an economic incentive whereby the Company’s officers and directors could potentially make a substantial profit even if the Company selects an acquisition target that subsequently declines in value and is unprofitable for public investors.

General

3.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that neither the Company nor any authorized persons have presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. If the Company, or anyone authorized by the Company, presents any such written communications, the Company will supplementally provide such communications to the Staff.

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Securities and Exchange Commission

June 21, 2019

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

Switchback Energy Acquisition Corporation

By:	/s/ Jim Mutrie
Name:	Jim Mutrie
Title:	Chief Commercial Officer, General Counsel and Secretary

Enclosures

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.
Alexander D. Lynch, Weil, Gotshal & Manges LLP
Barbra J. Broudy, Weil, Gotshal & Manges LLP